UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                               (Amendment No. 13)


                    Under the Securities Exchange Act of 1934


                           Argonaut Technologies, Inc.
                           ---------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    040175101
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                   May 3, 2005
                                   -----------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  SCHEDULE 13D

CUSIP No. 040175101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Seymour Holtzman
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      NA
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                            7)    SOLE VOTING POWER
NUMBER OF                         1,668,078
SHARES                    ------------------------------------------------------
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH                      ------------------------------------------------------
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            1,668,078
WITH                      ------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.03%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 040175101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Evelyn Holtzman
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      NA
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                            7)    SOLE VOTING POWER
NUMBER OF                         none
SHARES                  --------------------------------------------------------
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH                    --------------------------------------------------------
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            none
WITH                    --------------------------------------------------------
                           10)   SHARED DISPOSITIVE POWER
                                 none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None -- See Item 5
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                     [x]
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 040175101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Jewelcor Management, Inc.                       23-2331228
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
--------------------------------------------------------------------------------
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS

      NA
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Nevada
--------------------------------------------------------------------------------
                             7)    SOLE VOTING POWER
NUMBER OF                          1,668,078
SHARES                   -------------------------------------------------------
BENEFICIALLY                 8)    SHARED VOTING POWER
OWNED BY                           none
EACH                     -------------------------------------------------------
REPORTING                    9)    SOLE DISPOSITIVE POWER
PERSON                             1,668,078
WITH                     -------------------------------------------------------
                            10)    SHARED DISPOSITIVE POWER
                                   none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                       |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.03%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 040175101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      S.H. Holdings, Inc.
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
--------------------------------------------------------------------------------
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS

      NA
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Delaware
--------------------------------------------------------------------------------
                            7)    SOLE VOTING POWER
NUMBER OF                         none
SHARES                   -------------------------------------------------------
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH                     -------------------------------------------------------
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            none
WITH                     -------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None -- See Item 5
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                 [x]
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 040175101
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Jewelcor Inc.
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      NA
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Pennsylvania
--------------------------------------------------------------------------------
                            7)    SOLE VOTING POWER
NUMBER OF                         none
SHARES                   -------------------------------------------------------
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH                     -------------------------------------------------------
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            none
WITH                     -------------------------------------------------------
                           10)    SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None -- See Item 5
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                    [x]
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  Introduction.

      This amends and supplements the Schedule 13D dated May 6, 2004, as amended by Amendment No. 1 thereto dated May 18, 2004, Amendment No. 2 thereto dated May 19, 2004, Amendment No. 3 thereto dated May 25, 2004, Amendment No. 4 thereto dated August 3, 2004, Amendment No. 5 thereto dated August 6, 2004, Amendment No. 6 thereto dated August 19, 2004, Amendment No. 7 thereto dated September 22, 2004, Amendment No. 8 thereto dated September 30, 2004, Amendment No. 9 thereto dated November 4, 2004, Amendment No. 10 dated November 12, 2004, Amendment
No. 11 dated January 26, 2005 and Amendment No. 12 dated March 1, 2005
(the "Schedule 13D"), filed with the Securities and Exchange Commission by Seymour Holtzman, Evelyn Holtzman, Jewelcor Management, Inc. ("JMI"),
S.H. Holdings, Inc. and Jewelcor Incorporated (collectively, the "Reporting Persons") with respect to the common stock, $.0001 par value (the "Common Stock"), of Argonaut Technologies, Inc., a Delaware corporation (the
"Issuer").

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended and supplemented by adding the following:

   On April 6, 2005, JMI purchased 18,096 shares of common stock at a price of $0.92 per share for a total purchase price of $16,567 including commissions. On April 7, 2005, JMI purchased 9,367 shares of common stock at a price of $0.92 per share for a total purchase price of $8,580 including commissions.
On April 8, 2005, JMI purchased 9,000 shares of common stock at a price of $0.92 per share for a total purchase price of $ 8,238 including commissions. On April 12, 2005, JMI purchased 14,700 shares of common stock at a price of $0.92 per share for a total purchase price of $13,457 including commissions. On April 13, 2005, JMI purchased 3,000 shares of common stock at a price of $0.92 per share for a total purchase price of $2,748 including commissions.
On April 14, 2005, JMI purchased 11,130 shares of common stock at a price of $0.92 per share for a total purchase price of $10,190 including commissions. On April 15, 2005, JMI purchased 50,000 shares of common stock at a price of $0.93 per share for a total purchase price of $46,253 including commissions. On April 18, 2005, JMI purchased 22,932 shares of common stock at a price of $0.91 per share for a total purchase price of $20,861 including commissions. On April 19, 2005, JMI purchased 36,400 shares of common stock at a price of $0.91 per share for a total purchase price of $32,954 including commissions. On April 20, 2005, JMI purchased 22,762 shares of common stock at a price of $0.91 per share for a total purchase price of $20,708 including commissions. On April 21, 2005, JMI purchased 1,600 shares of common stock at a price of $0.92 per share for a total purchase price of $1,465 including commissions.
On May 3, 2005, JMI purchased 31,028 shares of common stock at a price of $0.92 per share for a total purchase price of $28,615 including commissions. On May 11, 2005, JMI purchased 72,300 shares of common stock at a price of $0.93 per share for a total purchase price of $66,884 including commissions. On May 12, 2005, JMI purchased 60,530 shares of common stock at a price of $0.93 per share for a total purchase price of $56,222 including commissions.


Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

         The Reporting Persons ownership has increased in excess of 1%.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is amended and supplemented by adding the following:

         As of May 12, 2005, JMI beneficially owns an aggregate of 1,668,078 shares of Common Stock. Based upon the Issuer's Form DEFM 14A filed May 2, 2005 with the SEC, the number of shares outstanding of the Issuer's common stock on April 20, 2005 was 20,757,462 shares. JMI beneficially owns approximately 8.03% of said outstanding shares.

         As of May 12, 2005, the Reporting Persons beneficially own an aggregate of 1,668,078 shares of Common Stock which, based on 20,757,462 shares of Common Stock outstanding, represents approximately 8.03% of said outstanding shares.





                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      May 12, 2005

                                       JEWELCOR MANAGEMENT, INC.

                                       By: /s/ Seymour Holtzman
                                          ------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       JEWELCOR INCORPORATED

                                       By: /s/ Seymour Holtzman
                                          -----------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       S.H. HOLDINGS, INC.

                                       By: /s/ Seymour Holtzman
                                          -----------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       /s/ Seymour Holtzman
                                       --------------------------------
                                       Seymour Holtzman


                                       /s/ Evelyn Holtzman
                                       --------------------------------
                                       Evelyn Holtzman